Makani Science Inc.



ANNUAL REPORT

5270 California Ave Ste 300

Irvine, CA 92617

(408) 992-1882

http://www.makaniscience.com/

This Annual Report is dated April 9, 2024.

BUSINESS

No change

Previous Offerings

Type of security sold: SAFE

Final amount sold: $605,000.00

Use of proceeds: Product development, clinical studies and FDA 510k filing

Date: Dec 31, 2023

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2023 Compared to 2022

Commercial launch is not expected until Q2 2025, 510 k resubmission is July 2024 and we are projecting clearance by end of 2024.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $48,693.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Accounts payable $84.8k:
-O Melveny & Myers LLP $45k
-SG Product Design LLC $39k
-Univ of CA Irvine $0.8k

Short term loan from Koa Accel LLC $0.7k

SAFE notes $605k

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Michael Chu

Michael Chu's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Technology Officer & Co-founder

Dates of Service: July 25, 2023 - Present

Responsibilities: Technical support/engineering. Michael holds 10% and receives an annual salary of $60k.Position: CTO & Co-founder

Dates of Service: October, 2021 - May 2022

Responsibilities: Fundraising, strategy, planning, technical support/engineering. Michael holds 10% and receives an annual salary of $60k.

Other business experience in the past three years:

Employer: Makani Science

Title: Engineer

Dates of Service: September, 2014 - October, 2021

Responsibilities: Product design, product testing, sensor manufacturing.

Other business experience in the past three years:

Employer: University of CA, Irvine

Title: Grad student researcher

Dates of Service: September, 2014 - December, 2019

Responsibilities: Develop & conduct research projects

Name: Greg Buchert

Greg Buchert's current primary role is working as CEO with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO

Dates of Service: July 25 , 2023 - Present

Responsibilities: CEO responsibilities managing business

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

No change

RELATED PARTY TRANSACTIONS

No change

OUR SECURITIES

Common Stock:
The amount of security authorized is 20,439,440 with a total of 10,179,604 outstanding.

SAFE Notes
The security will convert into Preferred stock and the terms of the SAFE are outlined below:
Amount outstanding: $605,000.00

Series Seed-1 Preferred Stock
The amount of security authorized is 3,889,440 with a total of 3,531,358 outstanding.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

No change

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 9, 2024.

Makani Science Inc.

By   /s/ *Michael Chu*

        Name: Makani Science Inc

Title: Chief Technology Officer

Exhibit A

FINANCIAL STATEMENTS

Makani Science Inc.

($000)

2023 Income Statement			Balance Sheet as of Dec 31, 2023		
Net Sales	$	-	ASSETS		
			Current Assets		
Distribution Expenses	$	-	Cash	$	48.7
Product Development/R&D	$	102.9	Accounts Receivable	$	-
Marketing expenses	$	4.3	Inventory	$	-
General & Admin. Expenses:			Total Current Assets	$	48.7
Salaries & Benefits/Consulting	$	39.2	TOTAL ASSETS	$	48.7
Office rent/expenses	$	66.2			
Legal & Accounting	$	37.6	LIABILITIES & EQUITY		
Traveling & Entertainment	$	-	Liabilities		
Other	$	-	Accounts Payable	$	85.0
Total Expenses	$	250.2	Short term loan from KOA	$	0.7
% of Net Sales	NA		SAFE notes	$	605.0
			Total Liabilities	$	690.7
Net Operating Profit	$	(250.2)			
% of Net sales	NA		Equity		
			Capital	$	1,384.0
Other expenses/(income)	$	-	Retained earnings	$	(1,775.7)
Income tax (8.84% CA + 21% Fed)	$	-	Current year net income	$	(250.2)
Net Income	$	(250.2)	Total Equity	$	(642.0)
% of Net sales	NA		TOTAL LIABILITIES & EQUITY	$	48.7

Makani Science Inc.

($000)

2023 Statement of Cash Flow	
Beginning Balance	$ **79.2**
Source of Funds:	
Crowd funding	$ 67.3
SAFE notes	$ 125.0
Warrant exercise	$ 2.4
Total Source of Funds	$ **194.7**
Use of Funds:	
Product Development/R&D	$ 109.8
Marketing expenses	$ 1.3
General & Admin. Expenses:	
Salaries & Benefits/Consulting	$ 43.4
Office rent/expenses	$ 61.6
Legal & Accounting	$ 9.1
Total Use of Funds	$ **225.1**
Ending Balance	$ **48.7**

Makani Science Inc.

($000)

2022 Income Statement		
Net Sales	$	-
Distribution Expenses	$	-
Product Development/R&D	$	172.5
Marketing expenses	$	10.3
General & Admin. Expenses:		
Salaries & Benefits/Consulting	$	367.9
Office rent/expenses	$	54.1
Legal & Accounting	$	53.8
Traveling & Entertainment	$	0.3
Other	$	-
Total Expenses	$	658.9
% of Net Sales		NA
Net Operating Profit	$	(658.9)
% of Net sales		NA
Other expenses/(income)	$	-
Income tax (8.84% CA + 21% Fed)	$	-
Net Income	$	(658.9)
% of Net sales		NA

Balance Sheet as of Dec 31, 2022		
ASSETS		
Current Assets		
Cash	$	79.2
Accounts Receivable	$	-
Inventory	$	-
Total Current Assets	$	79.2
TOTAL ASSETS	$	79.2
LIABILITIES & EQUITY		
Liabilities		
Accounts Payable	$	59.9
Short term loan from KOA	$	0.7
SAFE notes	$	480.0
Total Liabilities	$	540.6
Equity		
Capital	$	1,314.3
Retained earnings	$	(1,116.8)
Current year net income	$	(658.9)
Total Equity	$	(461.4)
TOTAL LIABILITIES & EQUITY	$	79.2

Makani Science Inc.

($000)

2022 Statement of Cash Flow		
Beginning Balance	$	**667.1**
Source of Funds:		
Warrant exercised	$	4.8
Options exercised	$	10.4
Total Source of Funds	$	**15.2**
Use of Funds:		
Product Development/R&D	$	172.5
Marketing expenses	$	10.3
Koa short term loan repayment	$	56.2
General & Admin. Expenses:		
Salaries & Benefits/Consulting	$	272.9
Office rent/expenses	$	53.7
Legal & Accounting	$	37.2
Travel & Entertainment	$	0.3
Total Use of Funds	$	**603.1**
Ending Balance	$	**79.2**

Makani Science, Inc.
Statement of Stockholders Equity

	Preferred Stock		Common stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount	Shares	Amount			
Inception	-	$ -	-	$ -	$ -	$ (416,342)	$ (416,342)
Issuance of founders stock	-	-	6,100,000	-	-	-	-
Preferred Seed 1	3,531,358	-	-	-	1,024,100	-	1,024,100
Preferred Seed 2	3,753,634	-	-	-	275,000	-	275,000
Net income (loss)	-	-	-	-	-	(700,431)	(700,431)
December 31, 2021	7,284,992	$ -	6,100,000	$ -	$ 1,299,100	$ (1,116,773)	$ 182,327
Preferred Seed 1 Warrant exercised	16,573	-	-	-	4,806	-	4,806
Stock option early exercised	-	-	346,488	-	10,395	-	10,395
Net income (loss)	-	-	-	-	-	(658,949)	(658,949)
December 31, 2022	7,301,565	$ -	6,446,488	$ -	$ 1,314,301	$ (1,775,721)	$ (461,421)
Shares issued for crowd funding	-	-	140,136	-	67,258	-	67,258
Preferred Seed 1 Warrant exercised	8,286	-	-	-	2,397	-	2,397
Net income (loss)	-	-	-	-	-	(250,224)	(250,224)
December 31, 2023	7,309,851	$ -	6,586,624	$ -	$ 1,383,956	$ (2,025,945)	$ (641,989)

Financial Notes

NOTE 1 – NATURE OF OPERATIONS

[Makani Science Inc] was formed on [March 26, 2018] ("Inception") in the State of [Delaware].   The financial statements of [Makani Science Inc] (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in [Irvine, CA].

Makani Science Inc has developed a wearable monitor that can wirelessly track your breathing. The sensors will be used to improve patient safety and quality of life as well as making respiratory monitoring more accessible to doctors and researchers.   Makani Science has two goals: (1) improve patient safety by improving detection of respiratory problems (i.e., respiratory depression during surgery, etc.), and (2) make diagnosis and monitoring of disease more accessible and easier for clinicians (i.e., asthma monitoring, sleep apnea monitoring, etc.).

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods.   Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Financial Notes (cont'd)

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2022 and 2023. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from the sale of Makani Science respiratory monitors. when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation

The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Financial Notes (cont'd)

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and __CA__ state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Financial Notes (cont'd)

NOTE 3 – DEBT

Accounts payable at end of December 31, 2023 as follows:

- O Melveny & Myers LLP, $45k
- SG Product Design LLC, $39k
- Univ of CA Irvine, $0.8k

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock

We have authorized the issuance of 20,439,440 shares of our common stock with par value of $0.0001. As of [March 23, 2024] the company has currently issued 6,586,624 shares of our common stock.

Preferred Stock

We have authorized the issuance of 7,689,440 shares of our common stock with par value of $0.0001. As of [March 23, 2024] the company has currently issued 7,309,851 shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

- Short term loan from Koa Accel LLC $0.7k

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2016 through [April 2, 2023], the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

CEO Certification

I, Gregory Buchert, the Chief Executive Officer of Makani Science Inc, hereby certify that the financial statements of Makani Science Inc and notes thereto for the periods ending December 31, 2022 and December 31, 2023 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Makani Science Inc has not yet filed its federal tax return for 2023.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the April 2, 2024.

DocuSigned by:

Greg Buchert

BA34509597934C5...

_____ (Signature)

_____CEO_____ (Title)

_____April 2, 2024_____ (Date)

CERTIFICATION

I, Michael Chu, Principal Executive Officer of Makani Science Inc., hereby certify that the financial statements of Makani Science Inc. included in this Report are true and complete in all material respects.

Michael Chu

Chief Technology Officer